SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                                                 Commission File Nos. 1-12334

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
             [ ] Form 10-Q    [ ] Form N-SAR

For the Period Ended:      December 31, 2001
                      -------------------------

[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:  ____________________________.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 1 through 13.

                         PART 1. REGISTRANT INFORMATION

Full Name of Registrant:  Fortune Natural Resources Corporation

Former name if applicable:  n/a

Address of principal executive office (Street and Number): 515 W. Greens Rd., Suite 720

City, State and Zip Code:   Houston, Texas 77067


                        PART II. RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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[ ]   (c) The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons by Form 10-K, 20-F, 11-K 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   Registrant is in the process of completing the steps necessary to participate in a venture which management anticipates will have a material effect on Registrant's business. Because such steps have not been completed as of the date hereof, Registrant is unable to determine the impact such venture may have on the conduct of its business at this time. It is anticipated that management will be in a position to make a determination of such impact on or before April 15, 2002. Thus, Registrant is unable to complete its Annual Report at this time without unreasonable effort and undue expense.

                           PART IV. OTHER INFORMATION

     (1) name and telephone number of person to contact in regard to this notification

    Tyrone J. Fairbanks            (281)                     872-1170
--------------------------------------------------------------------------------
        (Name)                    (Area code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X]  Yes       [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X]  Yes       [ ]  No




Fortune Natural Resources Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 1, 2002


                                    FORTUNE NATURAL RESOURCES CORPORATION


                                    By: /s/ Tyrone J. Fairbanks
                                        -------------------------------------
                                        Tyrone J. Fairbanks, Chairman and CEO